Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NewStar Financial, Inc.:

We consent to the use of our report dated September 19, 2006, with respect to the consolidated balance sheets of NewStar Financial, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2005 and for the period from June 18, 2004 (commencement of operations) to December 31, 2004, included herein and to the references to our firm under the headings “Summary Historical Consolidated Financial and Other Data”, “Selected Historical Consolidated Financial and Other Data”, and “Experts” in the prospectus.

/s/ KPMG LLP

Boston, Massachusetts

December 11, 2006